Exhibit 12.1

Rayonier, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(Unaudited, thousands of dollars)

	Six Months Ended June 30,	For the Years Ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings:
Income from continuing operations	$95,511	$312,541	$148,583	$173,559	$171,134	$202,477
Income tax expense (benefit)	13,554	46,336	29,436	23,350	19,085	(20,139)

Pre-tax income from continuing operations	109,065	358,877	178,019	196,909	190,219	182,338

Add:
Interest expensed and capitalized	24,763	52,495	50,729	57,480	49,925	46,961
Interest factor attributable to rentals	177	354	761	496	636	722

Fixed charges	24,940	52,849	51,490	57,976	50,561	47,683

Amortization of capitalized interest	21	41	45	1,871	2,004	1,876
Subtract:
Capitalized interest	27	54	—	32	1,020	—

Earnings as adjusted	$133,999	$411,713	$229,554	$256,724	$241,764	$231,897

Fixed Charges:	$24,940	$52,849	$51,490	$57,976	$50,561	$47,683

Ratio of earnings as adjusted to total fixed charges	5.37	7.79	4.46	4.43	4.78	4.86